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Exhibit E-4

Eidos plc

18 June 2001
Eidos plc (the "Company")
Result of EGM

At the Extraordinary General Meeting held today, the following resolution, as set out in the Notice of Extraordinary General Meeting which formed part of the circular posted to Shareholders on 31 May 2001, was duly passed:

THAT:

(a) the authorised share capital of the Company be increased from (L)2,850,000 to (L)3,850,000 by the creation of an additional 50,000,000 ordinary shares of 2p each ranking pari passu in all respects with the existing ordinary shares;

(b) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 ("the Act") to allot relevant securities (within the meaning of Section 80(2) of the Act) of up to an aggregate nominal value of (L)718,119 (equivalent to 35,905,950 ordinary shares) pursuant to the Rights Issue.

Accordingly, Provisional Allotment Letters in respect of the Rights Issue are being posted to Qualifying Shareholders today and dealings in the New Ordinary Shares, nil paid, are expected to commence at 8.00 a.m. on Tuesday 19 June 2001. The latest time and date for acceptance and payment in full is 3.00 p.m. on 11 July 2001. Terms used in this announcement have the same meanings as those used in the Company's announcement dated 31 May 2001.

Enquiries:

Eidos plc 020 8636 3000
Michael McGarvey

Dresdner Kleinwort Wasserstein 020 7623 8000
Michael Bedford
Christopher Baird

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